SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Enable Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

292480100

(CUSIP Number)

Dana C. O’Brien

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy, Inc. 74-0694415
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.1%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on June 22, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split. Does not include 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”). See the discussion in Item 4 in Amendment No. 2 on Schedule 13D/A filed on February 22, 2016 for more information regarding the Series A Preferred Units.
**	Based on the number of Common Units (224,702,072) and Subordinated Units (207,855,430) issued and outstanding as set forth on the cover of the Partnership’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2017.

CUSIP No. 292480100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CenterPoint Energy Resources Corp. 76-0511406
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 233,856,623 Common Units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 233,856,623 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 233,856,623 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 54.1%
14	TYPE OF REPORTING PERSON CO

*	Includes 94,151,707 Common Units and 139,704,916 Subordinated Units representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on June 22, 2016. On March 25, 2014, in connection with its initial public offering, the Partnership effected a 1 for 1.279082616 Common Unit reverse split. For purposes of this Schedule 13D/A, all unit counts reflect the reverse unit split.
**	Based on the number of Common Units (224,702,072) and Subordinated Units (207,855,430) issued and outstanding as set forth on the cover of the Partnership’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2017.

Explanatory Note: This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on June 9, 2014, as amended by Amendment No. 1 on Schedule 13D/A filed on February 1, 2016, Amendment No. 2 on Schedule 13D/A filed on February 22, 2016, Amendment No. 3 on Schedule 13D/A filed on July 21, 2016, Amendment No. 4 on Schedule 13D/A filed on November 30, 2016 and Amendment No. 5 on Schedule 13D/A filed on July 18, 2017 (as amended, the “Original Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) relating to the limited partner interests in Enable Midstream Partners, LP, a Delaware limited partnership (the “Issuer” or “Partnership”). The Original Schedule 13D is hereby amended and supplemented by CenterPoint Energy, Inc., a Texas corporation (“CenterPoint”), and CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”, and, together with CenterPoint, the “Reporting Persons”) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D/A”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purposes of Transactions

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D as set forth below.

As previously disclosed, CenterPoint has been evaluating strategic alternatives for its investment in the Partnership, including a sale or spin-off qualifying under Section 355 of the U.S. Internal Revenue Code. CenterPoint has determined that it will no longer pursue the spin option. Should the sale option not be viable, CenterPoint intends to reduce its ownership in the Partnership over time through a sale of the Common Units it holds in the public equity markets, subject to market conditions, as provided in the Partnership Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of CenterPoint and CERC (filed as Exhibit A to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on July 18, 2017 and incorporated herein in its entirety by reference).

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit C	Master Formation Agreement dated as of March 14, 2013 by and among CenterPoint Energy, Inc., OGE Energy Corp., Bronco Midstream Holdings, LLC and Bronco Midstream Holdings II, LLC filed as Exhibit 2.1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit D	Contribution Agreement, dated as of May 30, 2014 by and among CERC, CenterPoint Energy Southeastern Pipelines Holding, LLC and the Partnership (filed as Exhibit D to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CERC’s Quarterly Report on Form 10-Q (File No. 001-13265) filed with the Commission on November 12, 2013 and incorporated herein in its entirety by reference).

Exhibit F	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on April 22, 2014 and incorporated herein in its entirety by reference).

Exhibit G	Underwriting Agreement, dated as of April 10, 2014, by and among the Partnership, the General Partner, Enogex Holdings LLC and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on April 16, 2014 and incorporated herein in its entirety by reference).

Exhibit H	Registration Rights Agreement dated as of May 1, 2013 by and among CenterPoint Energy Field Services LP, CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC, and Enogex Holdings LLC (filed as Exhibit 10.12 to the Partnership’s Registration Statement on Form S-1 (File No. 333-192542), filed on November 26, 2013 and incorporated herein in its entirety by reference).

Exhibit I	Indenture, dated as of May 27, 2014, between the Partnership and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit J	First Supplemental Indenture, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit K	Registration Rights Agreement, dated as of May 27, 2014, by and among the Partnership, CERC, as guarantor, and RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, and RBC Capital Markets, LLC, as representatives of the initial purchasers (filed as Exhibit 4.3 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on May 29, 2014 and incorporated herein in its entirety by reference).

Exhibit L	Joint Filing Statement (filed as Exhibit L to the Schedule 13D of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on June 9, 2014 and incorporated herein in its entirety by reference).

Exhibit M	Press release, dated as of January 29, 2016 (filed as Exhibit M to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit N	Press release, dated as of February 1, 2016 (filed as Exhibit N to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit O	Registration Rights Agreement, dated as of February 18, 2016 (filed as Exhibit 4.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit P	Third Amended and Restated Agreement of Limited Partnership, dated as of February 18, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 19, 2016 and incorporated herein in its entirety by reference).

Exhibit Q	Purchase Agreement, dated as of January 28, 2016, by and between CenterPoint Energy, Inc. and Enable Midstream Partners, LP (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on February 1, 2016 and incorporated herein in its entirety by reference).

Exhibit R	Waiver Agreement by and among CenterPoint Energy Resources Corp., OGE Enogex Holdings LLC and Enable GP, LLC (filed as Exhibit R to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on February 22, 2016 and incorporated herein in its entirety by reference).

Exhibit S	Fourth Amended and Restated Agreement of Limited Partnership, dated as of June 22, 2016 (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on June 22, 2016 and incorporated herein in its entirety by reference).

Exhibit T	Form of Lock-Up Letter (included as Exhibit C to the Underwriting Agreement, dated as of November 22, 2016, by and among the Partnership, Enogex Holdings LLC and the underwriters named therein, filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36413) filed with the Commission on November 29, 2016 and incorporated herein in its entirety by reference).

Exhibit U	Waiver Agreement, dated as of November 29, 2016, by and among CenterPoint Energy Resources Corp. and OGE Enogex Holdings LLC (filed as Exhibit A to the Schedule 13D/A of CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp., filed with the Commission on November 30, 2016 and incorporated herein in its entirety by reference).

Exhibit V	Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC (filed as Exhibit 10.2 to CenterPoint’s Current Report on Form 8-K (File No. 001-31447) filed with the Commission on June 24, 2016 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2017

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Dana C. O’Brien	By:	/s/ Dana C. O’Brien
Name:	Dana C. O’Brien	Name:	Dana C. O’Brien
Title:	Senior Vice President, General Counsel and Corporate Secretary	Title:	Senior Vice President, General Counsel and Corporate Secretary